                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                         ANNUAL REPORT OF EMPLOYEE STOCK
                       PURCHASE, SAVINGS AND SIMILAR PLANS


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _________ to _________.



                        Commission File Number: 001-14473



                   ------------------------------------------
                            SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(K) PLAN
                            (Full title of the plan)
                   ------------------------------------------



                            SKY FINANCIAL GROUP, INC.
                             221 South Church Street
                            Bowling Green, Ohio 43402
                                 (419) 327-6300
             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

                            SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                            SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                               Bowling Green, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



                                    CONTENTS

                                                                           Page
                                                                           ----
Contents                                                                      3

Report of Independent Auditors                                                4

Financial Statements:

     Statements of Net Assets Available for Benefits                          5

     Statement of Changes in Net Assets Available for Benefits                6

     Notes to Financial Statements                                            7

Supplemental Schedules:

     Schedule G, Part III, Schedule of Nonexempt Transactions                12

     Schedule H, Line 4i, Schedule of Assets (Held at End of Year)           13

Signatures                                                                   15

Exhibit 23 - Consent of Independent Auditor                                  16

                         REPORT OF INDEPENDENT AUDITORS



Sky Financial Group, Inc. Benefits Plan Committee
Sky Financial Group, Inc.
 Profit Sharing and 401(k) Plan
Bowling Green, Ohio


We have audited the accompanying statements of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                             /s/ Crowe, Chizek and Company LLP
                                             Crowe, Chizek and Company LLP

Columbus, Ohio
April 9, 2002

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000


                                                     2001            2000
                                                     ----            ----
ASSETS
  Investments at fair value (Note 4)            $  72,912,669   $  68,508,028
  Cash and cash equivalents                                --              71

  Receivables
     Employer contributions                         5,044,754       3,048,716
     Employee contributions                           147,016         133,932
     Interest and dividends                            31,171          39,051
                                                -------------   -------------

         Total assets                              78,135,610      71,729,798

LIABILITIES
  Operating expenses payable                          244,712         203,574
                                                -------------   -------------

Net assets available for benefits               $  77,890,898   $  71,526,224
                                                =============   =============



                See accompanying notes to financial statements.

                            SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2001


Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value of investments (Note 4)                   $      1,744,974
         Interest and dividends                                                            651,920
                                                                                  ----------------
                                                                                         2,396,894

     Transfer from Sky Financial Group, Inc. Employee Stock Ownership
       Pension Plan                                                                        480,654

     Contributions:
         Participant Rollovers                                                             610,416
         Employer                                                                        6,942,567
         Participants                                                                    3,791,037
                                                                                  ----------------
                                                                                        11,344,020
                                                                                  ----------------
              Total additions                                                           14,221,568

Deductions from net assets attributed to:
     Benefits paid to participants                                                       7,391,068
     Administrative and investment services expenses                                       465,826
                                                                                  ----------------
                                                                                         7,856,894
                                                                                  ----------------

Net increase                                                                             6,364,674

Net assets available for benefits
     Beginning of year                                                                  71,526,224
                                                                                  ----------------

     End of year                                                                  $     77,890,898
                                                                                  ================


                See accompanying notes to financial statements.

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND (401)k PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the Plan) provides only general information. The Plan includes a frozen profit sharing component and a 401(k) component. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was originally effective July 1, 1989 and was restated on January 1, 1995, January 1, 1999, and January 1, 2001. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the Company), and its wholly-owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($10,500 for 2001) to the Plan. The Company makes a matching contribution equal to 100% of the participant's contribution up to 3% percent of that participant's compensation. Additionally, the Company, at the option of its board of directors, may contribute additional amounts each year that are allocated among participants based on each participant's compensation. Participants direct the investment of their respective individual participant accounts.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of the Company's contribution and Plan earnings. Company contributions are allocated to participant accounts based on each participant's proportional compensation. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

                  Years of Service                             Vested Percentage
                  ----------------                             -----------------

                     Less than 2                                       0%
                  2 but less than 3                                   40%
                  3 but less than 4                                   60%
                  4 but less than 5                                   80%
                        5 or more                                    100%

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND (401)k PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The portion of a participant's account balance that is not fully vested will be forfeited if the participant separates from service. At December 31, 2001, forfeited nonvested accounts totaled $164,933. These forfeited amounts will be used to reduce future employer contributions to the Plan.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant's balance may be distributed in installments or partial distributions.

Loans: The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. Loan issuances are treated as a transfer between a participant's investment fund(s) and the loans receivable from participant's fund. The loans are secured by the balance in the participant's account. Loan principal and interest payments are made in accordance with the note's amortization schedule, and are made via payroll withholding.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change will occur in the near term for the estimates of investment valuation.

Investments: The Plan invests in common/collective investment funds offered by Sky Trust, N.A. (a wholly-owned subsidiary of the Company), shares of mutual funds, Company common stock, a master trust, corporate notes, and other common stocks. The Plan's investment in the common/collective investment funds is valued based upon the Plan's proportional share of the common/collective funds' underlying assets. The underlying assets of the common/collective funds are valued at fair market value. The Plan's investment in the master trust is valued at fair value as reported by the trustee of the master trust. The fair value is based upon the respective fair value of the master trust's underlying investments, which are based upon quoted market prices of these investments. Other investments are valued at fair market value as determined by the Plan Trustee using quoted market prices except participant notes receivable, which are valued at cost which approximates fair value.

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND (401)k PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan's net assets.

                                                                   2001           2000
                                                                   ----           ----
       Sky Financial Group, Inc. Master Trust, 1,046,445 and
       1,119,356 shares, respectively                          $24,711,472   $21,065,314

       Sky Trust, N.A. Collective Core Equity Fund, 631,010
       and 665,671 shares, respectively                          8,680,552    10,327,627

       Sky Trust, N.A. Collective Core Fixed Fund, 373,423
       and 329,966 shares, respectively                          5,132,693     4,121,475

       Berger Omni Small Cap Value Fund, 225,214 and
       156,465 shares, respectively                              6,339,762     3,985,156

       Federated Prime Obligation Fund, 5,769,768 and
       4,892,690 shares, respectively                            5,769,768     4,892,690

       RS Emerging Growth Fund, 106,059 and 85,396
       shares, respectively                                      3,394,938     3,758,273

       Vanguard Growth and Income Fund, 219,712 and
       221,364 shares, respectively                              6,195,882     7,096,941

       Vanguard Growth Index Fund, 204,532 and 224,970
       shares, respectively                                      5,401,696     6,877,341

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND (401)k PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 4 - INVESTMENTS (Continued)

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated by $1,744,974 as follows:

                            Net Change in Fair Value

                                                                Year Ended
                                                             December 31, 2001
                                                             -----------------

         Investments at fair value
              Master Trust                                     $    5,225,619
              Common collective accounts                             (665,886)
              Mutual funds                                         (2,814,759)
                                                               --------------

                                                               $    1,744,974
                                                               ==============

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 11, 1997, that the Plan is qualified under the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of this determination letter. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

As of December 31, 2001, the Plan document was in the process of being restated for recent law changes.

NOTE 6 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments are units of a Master Trust for which Sky Trust, N.A. is custodian and trustee (see
Note 7). The primary underlying investment of the Master Trust is shares of Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly-owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions. Fees paid by the Plan for administrative and investment services amounted to $465,826 for the year ended December 31, 2001. Certain professional or legal fees related to the operation of the Plan are paid on the Plan's behalf by the Company.

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 7 - INTEREST IN SKY FINANCIAL GROUP MASTER TRUST

The Plan invests in a master trust, which was established for the investment of assets of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan. Each participating retirement plan has an undivided interest in the Master Trust. Effective June 1, 2000, the assets of the Master Trust were transferred to Sky Trust, N.A., and Sky Trust, N.A. assumed management of the Master Trust. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was 40.5% and 39.45%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each individual Plan's ownership interest in the Master Trust.

The following table presents the fair value of investments for the entire Master
Trust:

                                                   December 31,    December 31,
                                                       2001            2000
                                                       ----            ----
     Investments at fair value:
         Sky Financial Group, Inc. Common Stock   $  60,832,831  $   52,740,909
         Cash                                                --         569,141
         Federated Prime Obligations Fund               203,506          86,194
                                                  -------------  ---------------

                                                  $  61,036,337  $   53,396,244
                                                  =============  ===============

The investment income for the entire Master Trust is as follows:

                                                               Year ended
                                                              December 31,
                                                                  2001
                                                                  ----
     Net appreciation in fair value of investments           $    11,018,973
     Interest                                                         40,622
     Dividends                                                     2,254,625
                                                             ---------------

                                                             $    13,314,220
                                                             ===============

NOTE 8 - TERMINATED PARTICIPANTS

At December 31, 2001, there was $727,131 of plan assets allocated to individuals who had withdrawn from the Plan but who had not been paid as of December 31, 2001.

At December 31, 2000, there were no plan assets allocated to individuals who had withdrawn from the Plan but who had not been paid as of December 31, 2000.

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Name of Plan Sponsor:                           Sky Financial Group, Inc.
                                          -------------------------------------
Employer Identification Number:                       34-1372535
                                          -------------------------------------
Three-Digit Plan Number:                                  001
                                          -------------------------------------

(a)  Identity of party involved
     Sky Trust, N.A.

(b)  Relationship to plan, employer, or other party-in interest
     Plan Trustee

(c) Description to transactions including maturity date, rate of interest, collateral, par or maturity value
     The Plan paid fees to the Plan trustee in excess of the direct expenses incurred by the Plan trustee to provide services to the Plan. The Plan trustee is a wholly-owned subsidiary of the Plan Sponsor, and as such is considered to be a party-in-interest to the Plan. The Plan trustee is currently in the process of calculating and refunding this excess, with interest, to the Plan.

(d)  Purchase price                   (h) Cost of asset
     $ n/a                                $ 65,586

(e)  Selling price                    (i) Current value of asset
     $ n/a                                $ 65,586

(f)  Lease rental                     (j) Net gain or (loss) on each transaction
     $ n/a                                $ n/a

(g)  Expenses incurred in connection with transaction
     $ n/a

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Name of Plan Sponsor:                           Sky Financial Group, Inc.
                                          -------------------------------------
Employer Identification Number:                       34-1372535
                                          -------------------------------------
Three-Digit Plan Number:                                  001
                                          -------------------------------------

                                                         (c)
                    (b)                      Description of Investment
                 Identity                    Including Maturity Date,                                  (e)
                 of Issue                  Rate of Interest, Collateral,               (d)           Current
    (a)         or Borrower                    Par or Maturity Value                  Cost            Value
    ---         -----------                    ---------------------                  ----            -----
     *     Sky Trust, N.A.                 Sky Financial Company Stock Fund
                                           Investment in 1,046,445 shares of             @        $   24,711,472
                                             Master Trust

     *     Sky Trust, N.A.                 Core Equity Fund
                                           Investment in 631,010 shares of               @             8,680,552
                                             common/collective fund

           Berger Funds                    Berger Omni Small Cap Value Fund
                                           Investment in 225,214 shares of               @             6,339,762
                                             a registered investment company

     *     Sky Trust, N.A.                 Federated Prime Obligation Institutional
                                             Fund
                                           Investment in 5,769,768 shares of a           @             5,769,768
                                             registered investment company

     *     Sky Trust, N.A.                 Core Fixed Fund
                                           Investment in 373,423 shares of               @             5,132,693
                                             common/collective fund

           Pimco Funds                     Pimco Low Duration Fund
                                           Investment in 175,123 shares of               @             1,763,489
                                             a registered investment company

           RS Funds                        RS Emerging Growth Fund
                                           Investment in 106,059 shares of a             @             3,394,938
                                             registered investment company

           Scudder Funds                   Scudder International Fund
                                           Investment in 78,333 shares of                @             2,871,690
                                             a registered investment company


*    Denotes party-in-interest
@ Paticipant directed investments. Pursuant to Labor regulations, cost basis not presented.

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401 (k) PLAN
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2001.

Name of Plan Sponsor:             Sky Financial Group, Inc.
                                  -------------------------
Employer Identification Number:          34-1372535
                                  -------------------------
Three-Digit Plan Number                     001
                                  -------------------------

                                             (c)
                  (b)             Description of Investment
                Identity           Including Maturity Date,                           (e)
                of Issue          Rate of Interest, Collateral,             (d)     Current
    (a)       or Borrower             Par or Maturity Value                 Cost     Value
    ---       -----------             ---------------------                 ----     -----
           Vanguard Group         Vanguard Growth and Income Fund
                                  Investment in 219,712 shares of a          @     6,195,882
                                  a registered investment company

           Vanguard Group         Vanguard Growth Index Fund
                                  Investment in 204,532 shares of            @     5,401,696
                                  a registered investment company

           Vanguard Group         Vanguard GNMA Fund
                                  Investment in 111,509 shares of            @     1,157,465
                                  a registered investment company

           Pimco Funds            Pimco High Yield Fund
                                  Investments in 29,127 shares of            @       272,626
                                  a registered investment company

     *     Participant Notes      Debt obligations of Plan participants
                                  with interest rates ranging from
                                  7.0% to 9.75%                              @     1,220,636
                                                                                ------------

                                                                                $ 72,912,669
                                                                                ============


* Denotes party-in-interest
@ Participant directed investments. Pursuant to Department of Labor regulations, cost basis not presented.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               SKY FINANCIAL GROUP, INC.
                               PROFIT SHARING AND 401(K) PLAN


Date: July 1, 2002             By: /s/ W. Granger Souder, Jr.
                                   --------------------------
                                   W. Granger Souder, Jr.
                                   Benefits Plan Committee (Plan Administrator)
                                   Sky Financial Group, Inc.